EXHIBIT 99.5

WILLIAM M. COBB & ASSOCIATES, INC.

Worldwide Petroleum Consultants

12770 Coit Road, Suite 907	(972) 385-0354
Dallas, Texas 75251	Fax: (972) 788-5165

March 26, 2024

Via email: jcoates@protongreen.com, sel@protongreen.com

Mr. John Coates

Proton Green LLC

2000 Bering Drive, Suite 210

Houston TX 77057

Dear Mr. Coates,

As requested by Proton Green LLC (Proton Green), William M. Cobb & Associates, Inc. (Cobb & Associates) has prepared this addendum to the January 16, 2024 carbon dioxide resource report. This addendum provides the beverage-grade carbon dioxide (BG CO2) sales volume net to Proton Green, as shown in the table below. This net volume is categorized as a contingent resource. This additional value is consistent with the information in the prior report.

Table 1: St. Johns Field BG CO2 Production Summary

	Total Field	Development Case
Original Gas In Place (OGIP), BCF	9,307	4,940
Total BG CO2 Sold, BCF		763
Net BG CO2 Sold, BCF		610

Evaluation Stipulations

This potential volumes and values presented in this evaluation is based on the Helium Report’s estimates of in-place and potentially recoverable CO2 gas volumes in the St. Johns Field. Because these gases are not hydrocarbons, they are not subject to the SEC’s or the petroleum industry’s hydrocarbon reserves definitions. However, to put these volumes estimates into a technical context, the corresponding reserves category would be “contingent resources”, as defined by the petroleum industry’s Petroleum Resources Management System, revised in June 2018 (the PRMS).

The PRMS defines “contingent resources” as “Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable owing to one or more contingencies.” While not petroleum, the CO2 gas contained in the Field otherwise fits this definition. The “contingent” aspect of this resource relates to the current absence of a fully-budgeted development project. Commitments to the execution of both the helium and BG CO2 development projects would remove this contingency for each area subject to development, with volumes moving to reserves categories as commitments, well data, and production data warrant.

St. Johns Field CO2 Sales Evaluation Addendum
March 26, 2024

No review has been made of the agreements, if any, under which the Field would be developed and operated, nor of any sales agreements. No on-site Field inspection or review of the title to the properties has been carried out. No review has been made of the permitting requirements of this project, nor of the ability of Proton Green to obtain any such needed permits or approvals.

The results presented in the referenced reports are based on geologic and engineering judgment, and as such are estimates. There are uncertainties in the analysis of the available data. Any estimated future production volumes may or may not, in fact, occur. Volumes may increase or decrease as a result of future operations, or as the result of unforeseen geological conditions. Therefore, those results are not warranted or guaranteed as to their accuracy, but represent opinions based on the interpretation of technical data.

Cobb & Associates appreciates this opportunity to be of service to Proton Green. Please let me know if you have any questions.

Sincerely,

WILLIAM M. COBB & ASSOCIATES, INC.
Texas Registered Engineering Firm F-84

/s/ Randal M. Brush
Randal M. Brush, P.E.
President

RMB